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EXHIBIT 6.

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

FORM 52-109FT1

I, Alice Murphy, Chief Financial Officer of Aber Diamond Corporation (the "Issuer"), certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Issuer for the annual period ending January 31, 2005;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

DATED the 25th day of April, 2005

(Signed) "Alice Murphy" ALICE MURPHY Chief Financial Officer

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CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD FORM 52-109FT1